                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2002

                                     ALSTOM
                                     ------
             (Exact Name of Registrant as Specified in its Charter)

                  25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
              (Address of Registrant's Principal Executive Office)

      (Indicate by check mark whether the  Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F)

      Form 20-F   X                    Form 40-F
                -----                            -----

      (Indicate  by  check  mark  whether  the  Registrant,  by  furnishing  the information  contained in this Form, is also thereby  furnishing the information to the Commission  pursuant to Rule 12g3-2(b) under the Securities  Exchange Act of 1934)

      Yes                              No   X
          -----                           -----

      (If "Yes" is  marked,  indicate  below  the file  number  assigned  to the
Registrant in connection with Rule 12g3-2(b):____)

Enclosures:

Press release dated September 4, 2002 "ALSTOM Wins 10 Year Power Plant
Operation Support and Maintenance Contract in Brazil"..........................3

Market Statement dated September 18, 2002......................................5

Press release dated September 26, 2002 "ALSTOM  Completes the Disposal of its South African Operations"...............................................6

Press release  dated  September 30, 2002 "ALSTOM Wins Contract for the
Extension of Caracas Metro Line 3".............................................8

                                                                4 September 2002

                ALSTOM WINS 10 YEAR POWER PLANT OPERATION SUPPORT
                       AND MAINTENANCE CONTRACT IN BRAZIL

ALSTOM has been awarded a 10 year operation support and maintenance contract for the Nova Piratininga power plant, located on the outskirts of Sao Paulo, Brazil.

The total  contract,  worth  approximately  130  million  euros,  was  placed by
Petrobras SA. Part of the order had already been signed in January,  in order to provide  operation  and  maintenance  services  when the first gas turbine began commercial operation in July of this year.

The contract  covers  operation  support and daily  maintenance,  as well as all scheduled and unscheduled maintenance,  of four GT11N2 gas turbines,  generators and related auxiliaries.

Piratininga  has until  recently  been a steam  power  plant  equipped  with two non-ALSTOM  steam  turbines.  It is soon to be converted  into a  combined-cycle plant and ALSTOM has been  awarded the  contracts to supply the gas turbines for this purpose.  Currently one GT11N2 gas turbine is in commercial operation,  the second  unit is expected  to be  commercially  operating  by  mid-September  and mechanical  erection of the other two turbines began in June this year. When all
4 gas turbines are in  commercial  operation,  the total power plant output will amount to 580 MW.

Petrobras will then be in an excellent position to help meet Brazil's increasing energy needs by producing  considerably  more  electricity  for the State of Sao
Paulo.

ALSTOM is the global  specialist  in energy and  transport  infrastructure.  The company  serves the energy market  through its activities in the fields of power generation and power  transmission  and  distribution,  and the transport market through its  activities in rail and marine.  In fiscal year 2001/02,  ALSTOM had annual sales in excess of(euro)23  billion and employed more than 118,000 people in over 70 countries.
ALSTOM is listed on the Paris, London and New York stock exchanges.

                     Press enquiries:       G. Tourvieille/S.Gagneraud
                                            (Tel. +33 1 47 55 23 15)
                                            internet.press@chq.alstom.com
                                            Lynne Anderson
                                            (Tel. +46 122 81 700)
                     Investor relations:    E. Rocolle-Teyssier
                                            (Tel. +33 1 47 55 25 78)
                                            investor.relations@chq.alstom.com
                                            Internet: http://www.alstom.com

                                                               18 September 2002

                                MARKET STATEMENT

ALSTOM's share price has fallen by over 12 % so far today,  following a newswire
report  suggesting  delays  in  our  disposal  programme.   The  Company  hereby
reconfirms its previously stated target to achieve cash proceeds  above(euro)2.1 billion by end of March  2003  through a rights  issue,  real  estate  sales and business disposals. The rights issue was successfully completed in July, and the
Company  confirms  that the  disposal  programme  is on track,  in line with the
Restore Value plan.

Press enquiries:     G. Tourvieille/S. Gagneraud
                     Tel +33 1 47 55 23 15
                     internet.press@chq.alstom.com

Investor relations:  E. Rocolle-Teyssier
                     Tel +33 1 47 55 25 78
                     investor.relations@chq.alstom.com

                                                               26 September 2002

                          ALSTOM COMPLETES THE DISPOSAL
                         OF ITS SOUTH AFRICAN OPERATIONS

As  part of its  Restore  Value  plan,  ALSTOM  has  announced  the  sale of its operations in South Africa to local  empowerment  participants  and  financiers.
ALSTOM will retain 10 % of the new company, which will continue to operate under the ALSTOM name.

Total  proceeds  for ALSTOM from the sale amount to  over(euro)50  million.  The transaction will have no significant impact on ALSTOM's profit and loss accounts or free cash flow.

ALSTOM in South Africa employs 4 000 people and has an annual turnover in excess
of(euro)170  million.  Through  this  continuing  partnership,   ALSTOM  greatly
reinforces  its  access  to the  South  African  market  and  remains  an active participant in South Africa's policy of black empowerment.

Pierre  Bilger,  Chairman and CEO of ALSTOM said : "This  transaction  marks the first step in our disposal programme,  which is proceeding according to schedule and in line with our objective of realising approximately(euro) 900 million from the divestiture of non core businesses in the current fiscal year. This disposal programme is a key element of our Restore Value plan,  which remains on track to deliver(euro)2.1  billion in cash receipts before the fiscal year end, including the  proceeds of the rights  issue  completed  in July and the  disposal of real estate, which is also progressing well".

ALSTOM is the global  specialist  in energy and  transport  infrastructure.  The
Company  serves the energy market  through its activities in the fields of power generation and power  transmission  and  distribution,  and the transport market through its activities in rail and marine. In fiscal year 2001/2002,  ALSTOM had annual sales in excess of(euro)23 billion and employed 118 000 people in over 70 countries.
ALSTOM is listed on the Paris, London and New York stock exchanges.

Press enquiries:     G. Tourvieille/S. Gagneraud
                     (Tel. +33 1 47 55 23 15)
                     internet.press@chq.alstom.com

Investor relations:  E. Rocolle-Teyssier
                     (Tel. +33 1 47 55 25 78)
                     investor.relations@chq.alstom.com

Internet:            http://www.alstom.com

                                                               30 September 2002

                    ALSTOM WINS CONTRACT FOR THE EXTENSION OF
                              CARACAS METRO LINE 3

The  Caracas  metro  Authority,  CAMC,  has awarded  ALSTOM,  within the Frameca consortium,  a new contract worth 110 million euros  (approximately  108 million
USD) for the supply of the rolling stock and a large part of the turnkey  system which will operate on the extension of Caracas metro line 3 (Venezuela).

In addition to the supply of seven 6-car metro trains,  ALSTOM will be co-leader of the consortium and be responsible for  electrification  of the line, and part of the signaling equipment.

Other  members of the  consortium  include SGTE  (consortium  leader),  Siemens,
Thales (train control), Spie (tracks), Bombardier, Cogifer and CSEE Transport.

Michel Moreau,  President of ALSTOM's  Transport Sector,  said: "ALSTOM has been involved in the  development of the Caracas metro since the opening of line 1 in
1983.  The  company  has to date sold more  than 500  metro  cars to this  metro system,  and refurbished 258. This latest success is a further  demonstration of
CAMC's  confidence  in our  products,  which  incorporate  the latest  technical developments in order to continually improve service on the network".

More than 40 cities world-wide are equipped with metros supplied by ALSTOM. This latest order will  strengthen  the company's  position in the railway  equipment market in the  Americas.  Earlier  this year ALSTOM  announced  that it had been chosen for the supply of rolling  stock for the New York and  Washington  metros and Santiago metro Line 4. The company has already equipped the metro systems of
Mexico City, Caracas,  Medellin, Sao Paulo, Fortaleza, Rio de Janeiro and Buenos
Aires.

ALSTOM is the global  specialist  in energy and  transport  infrastructure.  The
Company  serves the energy market  through its activities in the fields of power generation and power  transmission  and  distribution,  and the transport market through its  activities in rail and marine.  In fiscal year 2001/02,  ALSTOM had annual sales in excess of(euro)23 billion and employed 118,000 people in over 70 countries.
ALSTOM is listed on the Paris, London and New York stock exchanges.
ALSTOM's  Transport  Sector,  with  annual  sales  of(euro)4.4  billion,  is  an internationally leading supplier of rolling stock, information systems, services and complete turnkey systems to the rail industry.

Press enquiries:     S. Gagneraud / G. Tourvieille
                     (Tel. +33 1 47 55 25 87) - internet.press@chq.alstom.com
Investor relations:  E. Rocolle-Teyssier
                     (Tel.+33 1 47 55 21 70) - investor.relations@chq.alstom.com internet: www.alstom.com

                                    SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                 ALSTOM

Date: October 2, 2002                        By: /s/ Philippe Jaffré
                                                 -------------------------------
                                                 Name:   Philippe Jaffré
                                                 Title:  Chief Financial Officer